January 15, 2025

VIA EDGAR
United States Securities & Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attention: Myra Moosariparambil and Steve Lo
Re: Bristow Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Filed March 6, 2024
Form 8-K filed November 5, 2024
File No. 001-35701
Ladies and Gentlemen:
On behalf of Bristow Group Inc. (the “Company” or “Bristow”), we submit via EDGAR the Company’s responses to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 19, 2024, with respect to the above referenced filings.
Set forth below are the Company’s responses to the Staff’s comments. The Company’s responses below are preceded by the Staff’s comments for ease of reference. All terms used but not defined herein have the meanings assigned to such terms in the Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and the Form 8-K filed November 5, 2024, respectively.
Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 50
1.    When describing the changes in your results of operations, including changes in revenues, operating expenses, general and administrative expenses and income tax expense, please specifically identify and quantify each of the key drivers contributing to the material changes. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350. This comment also applies to your Form 10-Q disclosures.
Response: We acknowledge the Staff’s comment and respectfully advise the Staff that to the extent applicable, we will identify and quantify each of the key drivers contributing to material changes in our results of operations, including changes in revenues, operating expenses, general and administrative expenses and income tax expense in the Company’s future annual reports and quarterly reports filed with the Commission, beginning with the Annual Report on Form 10-K for fiscal year ended December 31, 2024 (the “2024 Form 10-K”).
Index to Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 4 - Variable Interest Entities and Other Investments in Significant Affiliates, page 82
2.We note you have interests in seven VIEs of which the Company was the primary beneficiary. For each of the entities disclosed, please explain how the Company determined it was the primary beneficiary. In addition, please address the following points:
•For each of the VIEs disclosed, please tell us whether the Company was the primary beneficiary of the VIE by holding a majority voting interest. If so, please also tell us if the VIE met the definition of a business and the VIE's assets can be used for purposes other than the settlement of the VIE's obligations. If any of these are not true, please explain to us how you considered providing the required disclosures under paragraphs bb, c, and d of ASC 810-10-50-3 and ASC 810-10- 50-5A.
•We note you did not present assets and or liabilities of the consolidated VIEs separately on the face of the consolidated balance sheets on page 72 pursuant to ASC 810-10-45-25. Please explain why you do not believe this presentation is necessary, or revise your presentation if applicable.
•We note you aggregated the VIEs' financial information within the summary financial information table on page 83. Please revise to disclose the quantitative and qualitative information about the different risk and reward characteristics of each VIE and the significance of each VIE to the Company that support your aggregated presentation. Refer to ASC 810-10-50-9.
Response: We acknowledge the Staff’s comment and respectfully advise the Staff that in reaching the conclusion that the Company is the primary beneficiary of each VIE, the Company applied the criteria noted in ASC 810-10-25-38A to each of the seven entities. The Company determined it was the primary beneficiary because it has the power to direct the most significant activities impacting the economic performance of each of the seven VIEs. For example, Bristow has the ability to determine how capital is deployed through the provision of assets and loan agreements that provide funding, through the timing and terms of payments and other transactions between these entities and Bristow, as well as, financial operating decisions such as the timing of asset maintenance cycles and decisions on entering into and negotiating terms of leases and other services with third party service providers for each VIE. We will highlight these examples beginning with our 2024 Form 10-K, to better indicate the sources of Bristow’s ability to direct the most significant activities impacting the economic performance of each consolidated VIE. Additionally, through its equity ownership of each of the VIEs, Bristow has the obligation to absorb the losses of each VIE and the right to receive residual returns for each of the VIEs, in each case that could potentially be significant to the applicable VIE.
With respect to the Staff’s first sub-bullet, as described above, we determined that the Company is the primary beneficiary of each VIE based on the VIE model under ASC 810-10 because the Company has the power to direct the activities that most significantly impact each VIE and the Company has the obligation to absorb the losses and receive the benefits that are significant to each of the VIEs. For each of the seven VIEs, the VIE’s assets can be used for purposes other than the settlement of the VIE’s obligations and creditors of the VIEs have recourse against the general credit of the Company. In response to the Staff’s comment, we propose to supplement the Company’s disclosures in future annual reports filed with the Commission (beginning with our 2024 Form 10-K) to describe (i) the fact that each VIE’s assets can be used for purposes other than the settlement of the VIE's obligations, (ii) the existence of recourse by creditors of each VIE against the general credit of the Company, (iii) the Company’s power to direct the activities that most significantly impact each VIE’s economic performance, and (iv) the Company’s obligation to absorb losses of each VIE and the Company’s right to receive benefits from each VIE.
With respect to the Staff’s second sub-bullet above, per ASC 810-10-45-25, a reporting entity shall present each of the following separately on the face of the statement of financial position: (a) assets of a consolidated VIE that can be used only to settle obligations of the consolidated VIE and (b) liabilities of a consolidated VIE for which creditors (or beneficial interest holders) do not have recourse to the general credit of the primary beneficiary. As noted, for each of the seven VIEs, assets can be used for purposes other than settlement of the VIE’s obligations and creditors of the VIEs have recourse against the general credit of the Company. As a result, we believe that our current presentation is appropriate, and the disclosure called for by ASC 810-10-45-25 is not required.
With respect to the Staff’s third sub-bullet above regarding the quantitative and qualitative information about the different risk and reward characteristics of each VIE and the significance of each VIE to the Company in support of the aggregated presentation, we will expand the disclosure in our future annual reports filed with the Commission beginning with our 2024 Form 10-K to indicate that these VIEs are primarily holding companies with assets that are principally investments in other entities within the group. The Company aggregates these VIEs because no entity is individually significant to the Company, and the risks and rewards of each VIE are substantially similar to one another and to Bristow’s operations elsewhere. For example, these entities primarily exist in support of aviation services either to a broad base of offshore energy companies, to government agencies, or to both. Furthermore, they are subject to the same commodity price risks, and to a large extent, are tied to the level of offshore exploration, development and production activity by energy companies or government spending habits; aircraft availability and supply chain dynamics; and the pricing, terms and conditions of contracts are similar in nature. As a result, we believe that aggregation is appropriate under ASC 810-10-50-9 and ASC 810-10-50-10, and that disaggregation would not provide useful information to investors.
Note 12 - Income Taxes, page 91
3.We note from page 93 that your income tax expense was significantly impacted by foreign tax credits, GILTI income and other, net. Please revise to disclose the nature of these items, providing sufficient information for an investor to understand the reason and timing of the amounts recorded. Refer to ASC 740-10-50-12. Please also address these items in your discussion of changes in income tax expense in management’s discussion and analysis of results of operations on page 52.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we will expand our disclosures as necessary in the Company’s future periodic reports filed with the Commission, beginning with our 2024 Form 10-K.
Form 8-K filed November 5, 2024
Exhibit 99.1
Non-GAAP Financial Measures, page 8
4.You include an adjustment for other special items in each period disclosed. In the footnote to the table you state this amount includes professional services fees that are not related to continuing business operations and other nonrecurring costs. Please explain the nature of the items included in this adjustment and explain why you believe adjusting for these amounts is appropriate in your non-GAAP measures. In addition, please remove the characterization of the costs as non-recurring unless such costs have not occurred in multiple periods and are not reasonably likely to recur within two years. Refer to Rule 100(b) of Regulation G and Question 102.03 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the “other special items” include (i) professional service fees related to an unusual litigation proceeding and (ii) other nonrecurring costs related to strategic activities. These two categories of costs, each as further described below, are related to various pursuits that are not individually material to the Company.
The professional service fees are primarily attorneys’ fees related to a litigation and arbitration matter that the Company is pursuing (where no gain contingency has been recorded or identified) that is unusual in nature and outside of the normal course of the Company’s continuing business operations. Disclosure of the matter in the Company’s annual reports and quarterly reports filed with the Commission is not required under Item 103 of Regulation S-K or ASC 450-20-20. These costs are recorded in the general and administrative expenses line of the Company’s income statement. The Company views this matter and the related financial impacts on the Company’s operating performance as extraordinary and not reflective of the operational performance of the Company’s core business activities.
The other nonrecurring costs related to strategic activities are costs associated with financing transactions and proposed M&A transactions. We have considered the nature of these costs in our decision making and have concluded that they do not fairly reflect on-going costs to operate the business. In addition, the same costs are not reasonably likely to recur within two years nor have the same charges or gains occurred within the prior two years.
As a result, in order to provide investors with supplemental financial information on a period-over-period basis regarding the Company’s operating performance that is, in the Company’s determination, directly related to and a more accurate representation of the Company’s core business, the “other special items” are removed from the Company’s reporting of non-GAAP operating results in its quarterly earnings releases and investor presentations.
If you have any questions regarding these matters, please do not hesitate to call the undersigned at (713) 369-4636.

Sincerely,

BRISTOW GROUP INC.

By:	/s/ Jennifer D. Whalen
Name: Jennifer D. Whalen
Title: Senior Vice President, Chief Financial Officer

cc: Baker Botts L.L.P.
KPMG LLP